4
1

NYSE

Ball Corporation

IRS-NUMBER>35-0160610

03/06/03

4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[    ]  Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1.	Name and Address of Reporting Person(s) Morrison, Scott C. 10 Longs Peak Dr. Broomfield, CO 80021-2510

2.	Issuer Name and Ticker or Trading Symbol Ball Corporation (BLL)

3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4.	Statement for Month/Day/Year 3/6/2003

5.	If Amendment, Date of Original (Month/Day/Year)

6.	Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) V.P. & TREASURER

7.	Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  03/06/03    M        500           A  $21.2250     24,863         D  Direct
Common Stock                                                                                     180            I  401(k) plan

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Employee Stock Option (right to$21.2250        03/06/03       M                          500              03/06/03 (1) 03/06/11
 buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Employee Stock Option (right to03/06/03  Common Stock                   500                       10,000        D   Direct
 buy)

Explanation of Responses:

(1)
Shares exercisable beginning one year after grant in 25% increments.
-
Total number of Common Shares directly owned includes shares acquired through participation in the Ball Corporation Employee Stock
Purchase Plan.  Total number of 401(k) Plan shares includes shares acquired through periodic dividend reinvestment and employer matching contributions.

SIGNATURE OF REPORTING PERSON
/S/ By: Mary L. Rose, Dir., Exec Comp. Prog.

      For: Scott C. Morrison

DATE 03/06/03